Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	County of Formation
Luckcharm Holdings Limited	Hong Kong
Wuhan Guoce Nordic New Energy Co., Ltd.	People’s Republic of China
Baicheng Guoce Wind Power Development Co., Ltd.	People’s Republic of China
Baicheng Kairui Wind Power Co., Ltd.	People’s Republic of China
Taonan Guoce New Energy Co., Ltd.	People’s Republic of China
Guoce Nordic AB	Sweden
GC Windpower AB	Sweden